Mail Stop 3561

August 30, 2006

Mr. Zhenyong Gao, President
Admax Resources, Inc.
794 East 20th Avenue
Vancouver A1 V6T 4E7

      Re: Admax Resources, Inc.
              Item 4.01 Form 8-K
              Filed August 25, 2006
              File No. 001-32984

Dear Mr. Zhenyong Gao:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your statement that you dismissed Moen and Company LLP as your independent registered public accounting firm and included their letter dated August 24, 2006 as Exhibit 16. The letter states, "On July 21, 2006 we resigned as the independent registered public accounting firm of Admax Resources, Inc." Please revise to clarify whether you dismissed the former accountant or they resigned and the specific date as required by Item 304(a)(1)(i) of Regulation S-B.

2. We note the last paragraph of the former accountant's letter refers to "Greater China Media and Entertainment Corp.'s (formerly AGA Resources, Inc.). Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or to the extent to which the accountant does not agree. Please request your former accountant to revise the letter accordingly.

3. We note the second paragraph of your disclosure. Please revise your disclosure to address whether the former accountant's <u>reports</u> on your financial statements for <u>either</u> of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Given the going concern paragraph added by the former accountant in their audit reports dated July 19, 2006 and December 20, 2005, revise your disclosure accordingly.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Zhenyong Gao
Admax Resources, Inc.
August 30, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant